EXHIBIT 99.1

NEWS RELEASE

BIOFUEL ENERGY REPORTS FOURTH QUARTER AND YEAR END 2012 RESULTS

DENVER, COLORADO – APRIL 1, 2013 – BIOFUEL ENERGY CORP. (NASDAQ:BIOF), an ethanol production company, today announced its fourth quarter and year end 2012 results. For the quarter ended December 31, 2012, the net loss was $11.5 million on revenues of $84.9 million, compared with net income of $4.5 million on revenues of $164.0 million in the year-ago quarter. For the year ended December 31, 2012, the net loss was $46.3 million on revenues of $463.3 million, compared with a net loss of $10.4 million on revenues of $653.1 million for the year ended December 31, 2011. For the quarter ended December 31, 2012, the net loss attributable to common stockholders was $10.0 million, or $1.89 per share, while for the year ended December 31, 2012 the net loss attributable to common stockholders was $39.8 million, or $7.65 per share.

For the quarter ended December 31, 2012, the Company’s operating loss was $10.4 million, which resulted from $92.7 million in cost of goods sold and $2.6 million in general and administrative expenses. During the fourth quarter of 2012, the Company also had $0.8 million of other income while incurring $1.8 million in interest expense, which resulted in a net loss of $11.5 million. For the full year 2012, the Company’s operating loss was $40.5 million, which resulted from $493.9 million in cost of goods sold and $9.9 million in general and administrative expenses. The Company also had $1.4 million of other income while incurring $7.3 million of interest expense during the year, which resulted in a net loss of $46.3 million. At December 31, 2012, the Company had $9.3 million of cash and cash equivalents, of which $8.6 million was held at the parent and $0.7 million was held at the operating subsidiaries.

This release contains certain forward-looking statements within the meaning of the Federal securities laws. Such statements are based on management’s current expectations, estimates and projections, which are subject to a wide range of uncertainties and business risks. Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved. Factors that could cause actual results to differ from those anticipated are discussed in our Exchange Act filings and our Annual Report on Form 10-K.

BioFuel Energy currently has two 110 million gallons per year ethanol plants in the Midwestern corn belt.

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Contact:	Kelly G. Maguire	For more information:
	Executive Vice President &	www.bfenergy.com
Chief Financial Officer
(303) 640-6500
kmaguire@bfenergy.com

1600 Broadway, Suite 2200• Denver, CO • 303.640-6500 • www.bfenergy.com

BioFuel Energy Corp.
(in thousands, except per share amounts)

	Three Months Ended December 31,		Years Ended December 31,

Summary Income Statement	2012	2011	2012	2011
Net sales	$84,898	$163,990	$463,280	$653,073
Cost of goods sold	92,697	154,553	493,901	642,504
Gross profit (loss)	(7,799)	9,437 #	(30,621)	10,569
General and administrative expenses:
Compensation expense	1,185	2,175	5,934	7,237
Other	1,451	874	3,934	3,567
Operating income (loss)	(10,435)	6,388	(40,489)	(235)
Other income	762	-	1,442	-
Interest expense	(1,813)	(1,932)	(7,275)	(10,126)
Net income (loss)	(11,486)	4,456	(46,322)	(10,361)
Less: Net (income) loss attributable to the noncontrolling interest	1,463	(663)	6,479	1,644
Net income (loss) attributable to BioFuel Energy Corp. common stockholders	$(10,023)	$3,793	$(39,843)	$(8,717)

Income (loss) per share attributable to BioFuel Energy Corp. common stockholders:
Basic	$(1.89)	$0.74	$(7.65)	$(1.84)
Diluted	$(1.89)	$0.62	$(7.65)	$(1.84)

Weighted average shares outstanding:
Basic	5,300	5,127	5,208	4,734
Diluted	5,300	6,159	5,208	4,734

Additional Operational Data
Ethanol sold (gallons, in thousands)	26,942	54,314	161,728	216,694
Dry distillers grain sold (tons, in thousands)	26.7	75.3	158.6	335.6
Wet distillers grain sold (tons, in thousands)	153.8	216.5	807.8	715.6
Corn oil sold (pounds, in thousands)	9,144	-	37,770	-
Corn ground (bushels, in thousands)	9,638	19,710	57,601	78,286

	December 31,	December 31,
Summary Balance Sheet	2012	2011

Cash and cash equivalents	$9,323	$15,139
Accounts receivable	9,256	13,591
Inventories	13,443	26,188
Prepaid expenses	882	2,148
Other current assets	3,152	421
Property, plant and equipment, net	209,645	235,888
Debt issuance costs, net	1,739	2,763
Other non-current assets	2,983	3,448
Total assets	$250,423	$299,586

Total current liabilities	$185,171	$24,452
Long-term debt, net of current portion	2,795	166,937
Tax increment financing, net of current portion	4,275	4,867
Other non-current liabilities	3,072	3,388
Total liabilities	195,313	199,644

BioFuel Energy Corp. stockholders' equity	56,230	94,310
Noncontrolling interest	(1,120)	5,632
Total equity	55,110	99,942
Total liabilities and equity	$250,423	$299,586

	Three Months Ended December 31,		Years Ended December 31,

Reconciliation of Net Income (Loss) to EBITDA	2012	2011	2012	2011
Net income (loss)	$(11,486)	$4,456	$(46,322)	$(10,361)
Interest expense	1,813	1,932	7,275	10,126
Depreciation and amortization expense included in cost of goods sold	6,618	6,496	26,228	25,906
Depreciation and amortization expense included in G&A expenses	264	267	1,061	1,089
EBITDA	$(2,791)	$13,151	$(11,758)	$26,760

1600 Broadway, Suite 2200• Denver, CO • 303.640-6500 • www.bfenergy.com